April 8, 2020

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street NE

Washington DC 20549

Chicago

New York Washington, DC London

San Francisco

Los Angeles

Singapore vedderprice.com

Deborah Bielicke Eades Shareholder

+1 312 609 7661 deades@vedderprice.com

Re:	Columbia Funds Series Trust (File No. 333-236644), Columbia Funds Series Trust I (File No.
333-236645), Columbia Funds Series Trust II (File No. 333-236646) (the "Registrants")

To the Commission:

On behalf of the Registrants, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the "Commission") to Vedder Price P.C. on March 19, 2020, with respect to each Registrant's Registration Statement on Form N-14 filed on February 26, 2020 (each, a "Registration Statement" and collectively, the "Registration Statements") relating to the issuance of shares of beneficial interest in connection with the proposed combinations of each Target Fund and Acquiring Fund described therein. Each Target Fund and Acquiring Fund are referred to herein as a "Fund" and collectively as the "Funds." Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff's comments and the Registrant's responses.

1.Comment: Please carry over all applicable comments provided on the Registration Statement of Columbia Fund Series Trust II on Form N-14 filed on March 25, 2020 (File No. 333-236633).

Response: The Reorganizations are part of a series of reorganizations of the Columbia Funds and the registration statements of all transactions contain common disclosure. Registrant confirms that all applicable comments from the referenced registration statement have been carried over except as follows. With respect to the Q&A, the staff requested that details with respect to portfolio repositioning and the Reorganization costs be added to the Q&A. The Q&A is a brief overview of the transactions. Given the number of Reorganizations contained in the document and the differing fact patterns, adding this level of detail to the Q&A without the full context of the full disclosure in the Combined Information Statement/Prospectus is potentially confusing and/or misleading.

Accordingly, Registrants has added some additional detail and more specific cross references to the location of the full disclosure.

2.Comment: Please delete references to delivering the Combined Information Statement/ Prospectus by notice and access.

Response: While not agreeing with the staff's view, the Registrants will remove all disclosure regarding delivery by notice and access and will deliver the Combined Information Statement/Prospectus to Target Fund shareholders as discussed with the staff.

3.Comment: Please consider adding questions regarding why the Adviser recommended the Reorganizations and why the Board approved them.

Response: This Information Statement is intentionally more streamlined than the proxy statement filed with respect to certain other reorganizations of Columbia Funds.

4.Comment: In the Q&A captioned "Will the portfolio managers of my Target Fund change as a result of the Reorganizations", add reference to where information on portfolio managers can be found in the main document.

Response: Registrants have made the requested change.

5.Comment: Explain why certain Statements of Information have a date that differs from the date of the corresponding Prospectus.

Response: For the information of the staff, each Registrant uses a single Statement of Additional Information for each of its series regardless of the fiscal year ends of such series. Accordingly, the Statement of Additional Information bears the date of the most recent update.

6.Comment: On page 1 of the Combined Information Statement/Prospectus in the section captioned "How Each Reorganization Will Work," please explain the reasons for mapping Class V shares of the Target Fund into Class Inst shares of the Acquiring Fund.

Response: For the information of the staff, the Acquiring Fund does not offer Class V shares. Class Inst shares selected because they provided the most comparable fee and expense structure. Registrant has added disclosure to this effect.

7.Comment: On p. 8 of the Combined Information Statement/Prospectus, in the section captioned "Comparison of Investment Objectives, Principal Strategies, and Fundamental and Non- Fundamental Policies," consider whether any other strategy differences should be highlighted in the introductory paragraphs. Please highlight the fact the investment objective of the Target Fund is non-fundamental while the objective of the Acquiring Fund is fundamental.

Response: Registrant has added disclosure noting that, while the Funds both invest in other funds, there are differences in the underlying funds held and differences in exposure to various risks.

Registrant has a statement regarding differences in whether the investment objective is fundamental. Registrant his highlighted the difference in investment objectives.

8.Comment: On p. 10 of the Combined Information Statement/Prospectus and in the similar section for other Reorganizations, highlight differences between the fundamental policies in the paragraphs that precede the table.

Response: Registrant has added a statement, where applicable, that the fundamental policies are substantially similar. Registrant believes that the side-by-side chart format is a more meaning manner to identify less material differences in policies.

9.Comment: On p. 11 of the Combined Information Statement/Prospectus regarding the concentration policy of the Acquiring Fund, it is the staff's view that the investments of the underlying funds need to be considered in determining compliance with the concentration policy, especially since these are primarily affiliated funds.

Response: The concentration policy of the Fund is fundamental and cannot be changed without shareholder approval. However, Registrant will add explanatory language in a footnote that states that the Acquiring Fund considers the concentration policies of underlying funds and underlying portfolio positions based on publicly available information in the case of unaffiliated funds.

10.Comment: In reference to 18 of the Combined Fee an Expense Table, footnote (c), with respect to this Reorganization and others where the statement that fees will be lower after the Reorganization is based on fee caps, please disclose that fees and expenses of the Reorganization are lower only through expiration date of the waiver and that fees and expenses could be higher after that date.

Response: Registrant has made the requested change.

11.Comment: On p. 20 of the Combined Information Statement/Prospectus, in the section captioned "Comparison of Investment Objective, Principal Investment Strategies, and Fundamental and Non-Fundamental Policies, state that neither fund is concentrated. This comments applies to all Reorganizations

Response: Registrant has made the requested change.

12.Comment: On p. 20 of the Combined Information Statement/Prospectus, in the section captioned "Comparison of Investment Objective, Principal Investment Strategies, and Fundamental and

Non-Fundamental Policies," add the phrase "without being concentrated" to the end of the concentration policy of the Acquiring Fund.

Response: The disclosure represents the stated fundamental policy of the Acquiring Fund. Accordingly, Registrant declines to make the requested change.

13.Comment: On page 29 of the Combined Information Statement/Prospectus and elsewhere, please explain why the fee waiver described in footnote (b) is not shown in the fee table.

Response: For the information of the staff, fee waivers that are not in effect for at least one year from the date of the Registration Statement are not shown in the table.

14.Comment: (Contrarian Europe ) On p. 45 of the Combined Information Statement/Prospectus, in the section captioned "Comparison of Risks, confirm whether China and Brexit risk should be principal risks

Response: Registrant confirms that the Funds' principal risks are disclosed in the Combined Information Statement/Prospectus. Risk disclosure specific to China and Brexit are disclosed in the SAI of the Fund.

15.Comment: With respect to the section captioned "Board Considerations" a page 25:

(a)Please list any factors that the Board considered that weighed against approving the reorganization.

(b)With respect to item 1 and 9 of the enumerated general factors on page 25, please identify the various benefits considered if not already described or delete if none.

(c)With respect to item 9 of the enumerated list and the paragraph immediately following the list, please describe the Board's considerations with respect to each factor.

(d)Disclose whether the Board considered any potential conflict of interest as a result of the Acquiring Fund investing in affiliated funds and the Target Fund investing in a mix of affiliated and unaffiliated funds.

Response:

(a)Registrant believes that the Board Considerations disclose all material factors considered by the Board, which include potential benefits of each Reorganization as well as potential adverse consequences of the Reorganization including the possibility of gains and losses in connection with a repositioning and the costs of the Reorganization. Registrant also notes that there is detailed disclosure on each of these topics elsewhere in the proxy statement/prospectus including the Q&A and the section in Summary captioned "U.S. Federal Income Tax Consequences."

(b)Item 1 of the general factor has been deleted.

(c)The following text has been added to the paragraph following the enumerated list:

With respect to each of these factors, the applicable Board concluded, within the context of their overall conclusions, that such factor supported the approval of the Reorganization.

(d)The Board considered the differences in investments between the Acquiring Fund and the Target Fund as described in the Prospectus/Proxy Statement among the factors considered in its recommendation to shareholders.

16.Comment: In the pro formas in the Statement of Additional Information for the Select Global Growth Reorganization and the Small/Mid Value Reorganization, because portfolio sales are expected to be greater than 20% and less or 80%, please provide more information on the securities that are being disposed of in order to align the number of holdings in the portfolio more closely. For example, please describe narratively what industries and sectors or countries will be sold or provide a list of which securities will be retained by the Acquiring Fund.

Response: Registrant has added the language set forth In Exhibit A with respect to the referenced Reorganizations.

17.Comment: With respect to portfolio repositioning, please disclose dollar amount rather than or in addition to basis point amount.

Response: Registrant has added the dollar amount of estimated transaction costs.

18.Comment: In the pro forma financial statements in the Reorganization SAI, disclose the dollar amount of any capital loss carryovers that are available for each Fund and whether such amounts are subject to expiration and limitation. Please also include this information in the proxy statement/prospectus.

Response: Registrant has made the requested changes.

19.Comment: Please include portfolio repositioning information in the pro forma financial statements in the SAI rather than cross referencing the proxy statement/prospectus.

Response: Registrant has made the requested change.

20.Comment: Please add the semi-annual reports of the Acquiring Fund to the section captioned "Where to Get More Information" in the proxy statement/prospectus.

Response: Registrant has made the requested change.

21.Comment: With respect to the Contrarian Europe Reorganization, provide a NAST analysis regarding the accounting survivor.

Response: Attached as Exhibit B is the accounting survivor analysis.

Very truly yours,

/s/ Deborah Bielicke Eades Deborah Bielicke Eades

Exhibit A

Reorg 2 (Columbia Select Global Growth Fund). The repositioning is expected to primarily consist of reducing the large weighting in the Consumer Discretionary sector, particularly Internet and Direct Marketing companies, and to a lesser eliminating large positions in Interactive Media & Services companies within the Communication Services sector. The repositioning also brings down the weight in Chinese companies listed in China and Hong Kong.

Reorg 3 (Columbia Small/Mid Value Fund). The repositioning is expected to reduce the weights in the Information Technology and Communication Services sectors, and shift it to Utilities, Materials and Health Care sectors.

Exhibit B

Reorganization of

COLUMBIA CONTRARIAN EUROPE FUND

into

COLUMBIA OVERSEAS CORE FUND

SURVIVING FUND ANALYSIS

Columbia Management Investment Advisers, LLC ("Columbia Threadneedle" or the "Adviser"), Columbia Overseas Core Fund (the "Acquiring Fund"), and Columbia Contrarian Europe Fund (the "Target Fund" and together with the Acquiring Fund, the "Funds" or each, a "Fund"), each a series of Columbia Funds Series Trust II believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Target Fund into the Acquiring Fund for the reasons discussed below.1

Corporate Structure	The Acquiring Fund will be the legal survivor of the
reorganization under the Agreement and Plan of
Reorganization.
Each Fund is a series of a Massachusetts business trust,
and the Funds are overseen by the same board of trustees.
The Target Fund will be terminated under state law
following the completion of the reorganization.

Investment Adviser;	Columbia Threadneedle is the investment adviser to each
Portfolio Management	Fund and is responsible for each Fund's overall investment
strategy. Threadneedle International Limited, an affiliate
of the Adviser, serves as sub-adviser of the Target Fund.
The Adviser manages the Acquiring Fund. The portfolio
managers responsible for day-to-day management of each
Fund's investment portfolio differ. The Adviser will serve
as investment adviser following the reorganization. The
portfolio managers of the Acquiring Fund will continue to
manage the Acquiring Fund following the reorganization.

Expense Structures and	The Funds have the same fee and expense structures;
Expense Ratios	however, there are some differences in fee schedules and
expense cap amounts. The Acquiring Fund's fee and
expenses arrangements, including expenses caps put in
place following the reorganization, will apply.

Investment Objectives,	The Funds have substantially the same investment
Policies and Restrictions	objectives – capital appreciation (Target Fund) and long-
term capital appreciation (Acquiring Fund). While the

1See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Funds have generally similar investment strategies, there
are key differences, as described in the N-14 including:
	∙	The Target Fund invests primarily in equity securities
of European companies, while the Acquiring Fund
invests primarily in securities of foreign companies.
	∙	The Acquiring Fund may invest up to 20% of its assets
in emerging market countries, while the Target Fund
may invest on a smaller scale in such countries.
	∙	The Acquiring Fund may invest in derivatives as a
principal strategy, while the Target Fund does not have
principal strategies regarding derivatives.
	∙	The Acquiring Fund may invest in special situations as
principal strategy, while the Target Fund does not have
a similar principal strategy.
The Acquiring Fund's investment objective and policies will
apply following the reorganization.

Asset Size	As	of September 30, 2019, the Acquiring Fund had
approximately $256 million in total net assets. As of the
same date, the Target Fund had approximately $261
million in total net assets.

Fund Inception Dates		Acquiring Fund – March 5, 2018
Target Fund – June 26, 2000

In terms of the structure of the transaction, upon the closing of the reorganization the Target Fund will transfer all of its assets to the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund, and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund. The Target Fund will then be liquidated, dissolved and terminated in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of shares of beneficial interest of the Target Fund will receive newly issued shares of beneficial interest of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the Target Fund held immediately prior to the reorganization.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that three factors strongly support the Acquiring Fund as the accounting survivor of the reorganization: (a) Corporate Structure, (b) Investment Adviser and Portfolio Management, and (c) Investment Objectives, Policies and Restrictions. Two factors are neutral (Expense Structure and Asset Size) and no factors support the Target Fund as the accounting survivor. Fund inception is not a specific enumerated factor but is shown for information purposes. Additionally, the surviving fund will resemble the Acquiring Fund in all respects including in particular with respect to the investment policies and restrictions; investment adviser and portfolio managers; and fee and expense structure. In light of this analysis, the Adviser and the Funds believe that the Acquiring Fund is therefore the appropriate accounting survivor of the reorganization.

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